VEDDER PRICE

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FACSIMILE: 312-609-5005
OFFICES IN CHICAGO, NEW YORK CITY, AND ROSELAND, NEW JERSEY

JOHN S. MARTEN
312-609-7753
jmarten@vedderprice.com

RECEIVED
2006 AUG 24 P 12:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 22, 2006

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Financ
100 F Street N.E.
Washington, D.C. 20549


06016303

SUPPL

Re: **File No. 82-34758**
Henderson Group plc (f/k/a HHG plc) Exemption
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that Henderson has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

PROCESSED
AUG 28 2006
THOMSON FINANCIAL

Sincerely,

John S. Marten

JSM/ect
Enclosures
cc: Kristin Rice
Mark L. Winget, Esq.

CHICAGO/#1385554.12

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HENDERSON GROUP PLC

- Return of Allotment of Shares dated July 31, 2006
- Return of Allotment of Shares dated June 30, 2006
- Return of Allotment of Shares dated July 6, 2006
- Return of Allotment of Shares dated July 13, 2006
- Update of number of securities quoted on ASX dated August 1, 2006
- Notification of transactions of directors, persons discharging managerial responsibility or connected persons dated July 7, 2006
- Notification of transactions of directors, persons discharging managerial responsibility or connected persons dated July 7, 2006
- Notification of transactions of directors, persons discharging managerial responsibility or connected persons dated July 5, 2006
- Schedule 10 – Notification of Major Interests in Shares dated July 11, 2006
- Transactions in own shares dated July 5, 2006
- Transactions in own shares dated July 6, 2006
- Transactions in own shares dated July 7, 2006
- Transactions in own shares dated July 10, 2006
- Transactions in own shares dated July 11, 2006
- Transactions in own shares dated July 12, 2006
- Transactions in own shares dated July 13, 2006
- Share repurchase programme dated July 3, 2006

- Circular to Shareholders – Proposed Return of Cash to Shareholders and Notice of Extraordinary General Meeting
- Shareholder Circular released – dated July 27, 2006

BLUEPRINT OneWorld

88(2)

Return of Allotment of Shares

RECEIVED
2006 AUG 24 P 12:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	50,608		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 2072534

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name THE PUBLIC	Class of shares allotted £0.10 Ordinary	Number allotted 50,608
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed ______________________ **Date** ______________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange


BLUEPRINT
OneWorld

BLUEPRINT OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	2072534
Company Name in full	Henderson Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	39,067		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.7646		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name THE PUBLIC	Class of shares allotted £0.10 Ordinary	Number allotted 39,067
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed ____________________ **Date** ____________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange



BLUEPRINT OneWorld

88(2)

RECEIVED
2006 AUG 24 P 12:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	35,993		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: THE PUBLIC	Class of shares allotted: £0.10 Ordinary	Number allotted: 35,993
Address: HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ **Date** ____________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England

Tel

DX number   DX exchange


BLUEPRINT
OneWorld

BLUEPRINT OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,157		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: THE PUBLIC Address: HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom UK postcode: HX1 2RG	£0.10 Ordinary	3,157
Name Address UK postcode		
Name Address UK postcode		
Name Address UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ **Date** ______________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange


BLUEPRINT
OneWorld



RECEIVED
2006 AUG 24 P 12:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Update of number of securities quoted on ASX

1 August 2006

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers to the CDI register during July 2006.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Henderson Group plc

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	645,237,730 At 30 June 2006 5,441,229 Net transfers 650,678,959 At 31 July 2006
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net transfers of securities between CDIs and ordinary shares listed on LSE

6			
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during July 2006	
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	Number	+Class
		650,678,959	CDIs

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,155,230,741	Fully paid ordinary shares quoted on the LSE

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 August 2006
(~~Director~~/Deputy Company Secretary)

Print name: Wendy King

== == == == ==



RECEIVED
2006 AUG 24 P 12:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

HENDERSON GROUP PLC

The issuer advises that the following replaces the Notification of Transactions announcement released on Friday 7 July 2006 at 16.58 under RNS number 8952F.

The previous announcement referred to the purchase of Ordinary Shares at a price in UK Sterling whereas it should have read CHESS Depositary Interests at a price in Australian Dollars. All other details remain unchanged. The full amended text appears below.

Notification of transactions of directors, persons discharging managerial responsibility or connected persons

7 July 2006

On 7 July 2006, the Trustees of the Henderson Group plc Long Term Incentive Plan (LTIP) notified the Company of the purchase of 3,168,062 Henderson Group plc CHESS Depositary Interests (CDIs) made on 7 July 2006 on behalf of the Henderson Group plc LTIP at a price of Aus $ 2.0083.

Following acquisition of these CDIs, which will be converted to ordinary 10 pence shares, the Trustees will have a total holding of 6,916,515 Henderson Group plc Ordinary Shares. As Directors participating in the LTIP, Mr Roger Yates and Mr Toby Hiscock are deemed for the purposes of section 324 of the UK Companies Act 1985 to have a beneficial interest in the shares held by the Trustee.

As at 7 July 2006, the contingent entitlement of each of Mr Yates and Mr Hiscock under the rules of the LTIP is as follows:

Roger Yates 5,363,011 - Ordinary 10 pence Shares
Toby Hiscock 1,844,224 - Ordinary 10 pence Shares

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534 ABN 30 106 988 836

For further information:

www.henderson.com or

Wendy King
Deputy Company Secretary +44 20 7818 4233
wendy.king@henderson.com

Mav Wynn
Henderson Group plc
Head of Investor Relations +44 (0)20 7818 5135

mav.wynn@henderson.com

File No. 82-34758

HENDERSON GROUP PLC

7 JULY 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Notification of Henderson Group plc, the Issuer

On 7 July 2006 the Trustees of the Henderson Group plc Long Term Incentive Plan ("LTIP") notified the Company of the purchase of 3,168,062 Henderson Group plc ordinary 10p shares made on 7 July 2006 on behalf of the Henderson Group plc LTIP at the price of 81.71p.

Following acquisition of these Shares, the Trustees have a total holding of 6,916,515 Henderson Group plc ordinary shares. As Directors participating in the LTIP, Mr Roger Yates and Mr Toby Hiscock are deemed for the purposes of section 324 of the UK Companies Act 1985 to have a beneficial interest in the shares held by the Trustee.

As at 7 July 2006, the contingent entitlement of each of Mr Yates and Mr Hiscock under the rules of the LTIP is as follows:

Roger Yates 5,363,011
Toby Hiscock 1,844,224

- ENDS -

For further information, please contact:

Wendy King
Deputy Company Secretary
Telephone: +44 20 7818 4233

Investor enquiries:
Mav Wynn
Henderson Group Head of Investor Relations
Telephone: +44 20 7818 5135
Investor.relations@henderson.com

HENDERSON GROUP PLC

5 JULY 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Notification of Henderson Group plc, the Issuer

On 4 July 2006 the Trustees of the Henderson Group plc Long Term Incentive Plan ("LTIP") notified the Company of the purchase of 3,731,938 Henderson Group plc ordinary 10p shares made on 4 July 2006 on behalf of the Henderson Group plc LTIP at the price of 80.60p.

Following acquisition of these Shares, the Trustees have a total holding of 3,748,453 Henderson Group plc ordinary shares. As Directors participating in the LTIP, Mr Roger Yates and Mr Toby Hiscock are deemed for the purposes of section 324 of the UK Companies Act 1985 to have a beneficial interest in the shares held by the Trustee.

As at 4 July 2006, the contingent entitlement of each of Mr Yates and Mr Hiscock under the rules of the LTIP is as follows:

Roger Yates 5,363,011
Toby Hiscock 1,844,224

- ENDS -

For further information, please contact:

Wendy King
Deputy Company Secretary
Telephone: +44 20 7818 4233

Investor enquiries:
Mav Wynn
Henderson Group Head of Investor Relations
Telephone: +44 20 7818 5135
Investor.relations@henderson.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Henderson Group plc

2. Name of shareholder having a major interest

The Goldman Sachs Group Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of the shareholder named above, with registered holders as in 4 below.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Goldman Sachs International	23,639,750
Goldman Sachs Securities (Nominees) Limited	16,125,400

5. Number of shares / amount of stock acquired

Not notified

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

Not notified

8. Percentage of issued class

-

9. Class of security

Ordinary shares

10. Date of transaction

Not notified

11. Date company informed

11 July 2006

12. Total holding following this notification

39,765,150

13. Total percentage holding of issued class following this notification

3.44%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Mrs W J King – 020 7818 4233

16. Name and signature of authorised company official responsible for making this notification

Mrs W J King – Deputy Company Secretary

Date of notification

11 July 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



Transactions in own shares

5 July 2006

Henderson Group plc (the Company) announces today that, in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 11 May 2006, it has purchased the following number of its Ordinary shares of 10 pence each on the London Stock Exchange:

Ordinary shares date of purchase	5 July 2006
Number of ordinary shares purchased	500,000
Volume weighted average price per share	79.9588 pence

The Company intends to hold these shares in Treasury.

The Company purchased these shares in order that it can, at the relevant time, allocate shares to employees under the Company's Restricted Share Plan (RSP). Following the purchase of these shares, the Company holds 741,537 of its shares in Treasury and has 1,155,140,983 shares in issue (including Treasury shares).

Henderson Group plc has entered into an irrevocable non-discretionary arrangement to enable the repurchase of its own shares during its close period that commenced on 1 July 2006. Any share purchases are effected within certain pre-set parameters, and in accordance with both the Company's general authority to repurchase shares and Chapter 12 of the Listing Rules.

The purchase of these shares does not affect the Company's plans to return surplus capital of approximately £200 million, as previously indicated, in the second half of 2006.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

For further information:

www.henderson.com or

Wendy King
Deputy Company Secretary
+44 20 7818 4233
wendy.king@henderson.com

Mav Wynn
Henderson Group plc
Head of Investor Relations
+44 (0)20 7818 5135
mav.wynn@henderson.com



Transactions in own shares

6 July 2006

Henderson Group plc (the Company) announces today that, in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 11 May 2006, it has purchased the following number of its Ordinary shares of 10 pence each on the London Stock Exchange:

Ordinary shares date of purchase	6 July 2006
Number of ordinary shares purchased	351,949
Volume weighted average price per share	79.4742 pence

The Company intends to hold these shares in Treasury.

The Company purchased these shares in order that it can, at the relevant time, allocate shares to employees under the Company's Restricted Share Plan (RSP). Following the purchase of these shares, the Company holds 1,093,486 of its shares in Treasury and has 1,155,176,976 shares in issue (including Treasury shares).

Henderson Group plc has entered into an irrevocable non-discretionary arrangement to enable the repurchase of its own shares during its close period that commenced on 1 July 2006. Any share purchases are effected within certain pre-set parameters, and in accordance with both the Company's general authority to repurchase shares and Chapter 12 of the Listing Rules.

The purchase of these shares does not affect the Company's plans to return surplus capital of approximately £200 million, as previously indicated, in the second half of 2006.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

For further information:

www.henderson.com or

Wendy King
Deputy Company Secretary
+44 20 7818 4233
wendy.king@henderson.com

Mav Wynn
Henderson Group plc
Head of Investor Relations
+44 (0)20 7818 5135
mav.wynn@henderson.com



Transactions in own shares

7 July 2006

Henderson Group plc (the Company) announces today that, in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 11 May 2006, it has purchased the following number of its Ordinary shares of 10 pence each on the London Stock Exchange:

Ordinary shares date of purchase	7 July 2006
Number of ordinary shares purchased	500,000
Volume weighted average price per share	80.50 pence

The Company intends to hold these shares in Treasury.

The Company purchased these shares in order that it can, at the relevant time, allocate shares to employees under the Company's Restricted Share Plan (RSP). Following the purchase of these shares, the Company holds 1,593,486 of its shares in Treasury and has 1,155,176,976 shares in issue (including Treasury shares).

Henderson Group plc has entered into an irrevocable non-discretionary arrangement to enable the repurchase of its own shares during its close period that commenced on 1 July 2006. Any share purchases are effected within certain pre-set parameters, and in accordance with both the Company's general authority to repurchase shares and Chapter 12 of the Listing Rules.

The purchase of these shares does not affect the Company's plans to return surplus capital of approximately £200 million, as previously indicated, in the second half of 2006.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

For further information:

www.henderson.com or

Wendy King
Deputy Company Secretary +44 20 7818 4233
wendy.king@henderson.com

Mav Wynn
Henderson Group plc
Head of Investor Relations +44 (0)20 7818 5135
mav.wynn@henderson.com



Transactions in own shares

10 July 2006

Henderson Group plc (the Company) announces today that, in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 11 May 2006, it has purchased the following number of its Ordinary shares of 10 pence each on the London Stock Exchange:

Ordinary shares date of purchase	10 July 2006
Number of ordinary shares purchased	500,000
Volume weighted average price per share	80.2647 pence

The Company intends to hold these shares in Treasury.

The Company purchased these shares in order that it can, at the relevant time, allocate shares to employees under the Company's Restricted Share Plan (RSP). Following the purchase of these shares, the Company holds 2,093,486 of its shares in Treasury and has 1,155,176,976 shares in issue (including Treasury shares).

Henderson Group plc has entered into an irrevocable non-discretionary arrangement to enable the repurchase of its own shares during its close period that commenced on 1 July 2006. Any share purchases are effected within certain pre-set parameters, and in accordance with both the Company's general authority to repurchase shares and Chapter 12 of the Listing Rules.

The purchase of these shares does not affect the Company's plans to return surplus capital of approximately £200 million, as previously indicated, in the second half of 2006.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

For further information:

www.henderson.com or

Wendy King
Deputy Company Secretary
+44 20 7818 4233
wendy.king@henderson.com

Mav Wynn
Henderson Group plc
Head of Investor Relations
+44 (0)20 7818 5135
mav.wynn@henderson.com

 Henderson Group plc

Transaction in own shares

11 July 2006

Henderson Group plc (the Company) announces today that, in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 11 May 2006, it has purchased the following number of its Ordinary shares of 10 pence each on the London Stock Exchange:

Ordinary shares date of purchase	11 July 2006
Number of ordinary shares purchased	235,000
Volume weighted average price per share	79.7491 pence

The Company intends to hold these shares in Treasury.

The Company purchased these shares in order that it can, at the relevant time, allocate shares to employees under the Company's Restricted Share Plan (RSP). Following the purchase of these shares, the Company holds 2,328,486 of its shares in Treasury and has 1,155,176,976 shares in issue (including Treasury shares).

Henderson Group plc has entered into an irrevocable non-discretionary arrangement to enable the repurchase of its own shares during its close period that commenced on 1 July 2006. Any share purchases are effected within certain pre-set parameters, and in accordance with both the Company's general authority to repurchase shares and Chapter 12 of the UK Listing Rules.

The purchase of these shares does not affect the Company's plans to return surplus capital of approximately £200 million, as previously indicated, by the end of October 2006. This planned return of surplus capital is subject to Shareholder and UK Court approval.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

For further information:

www.henderson.com or

Wendy King
Deputy Company Secretary
+44 20 7818 4233
wendy.king@henderson.com

Mav Wynn
Henderson Group plc
Head of Investor Relations
+44 (0)20 7818 5135
mav.wynn@henderson.com



Transactions in own shares

12 July 2006

Henderson Group plc (the Company) announces today that, in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 11 May 2006, it has purchased the following number of its Ordinary shares of 10 pence each on the London Stock Exchange:

Ordinary shares date of purchase	12 July 2006
Number of ordinary shares purchased	350,000
Volume weighted average price per share	80.048 pence

The Company intends to hold these shares in Treasury.

The Company purchased these shares in order that it can, at the relevant time, allocate shares to employees under the Company's Restricted Share Plan (RSP). Following the purchase of these shares, the Company holds 2,678,486 of its shares in Treasury and has 1,155,176,976 shares in issue (including Treasury shares).

Henderson Group plc has entered into an irrevocable non-discretionary arrangement to enable the repurchase of its own shares during its close period that commenced on 1 July 2006. Any share purchases are effected within certain pre-set parameters, and in accordance with both the Company's general authority to repurchase shares and Chapter 12 of the Listing Rules.

The purchase of these shares does not affect the Company's plans to return surplus capital of approximately £200 million, as previously indicated, by the end of October 2006. This planned return of surplus capital is subject to Shareholder and UK Court approval.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

For further information:

www.henderson.com or

Wendy King
Deputy Company Secretary +44 20 7818 4233
wendy.king@henderson.com

Mav Wynn
Henderson Group plc
Head of Investor Relations +44 (0)20 7818 5135
mav.wynn@henderson.com



Transaction in own shares

13 July 2006

Henderson Group plc (the Company) announces today that, in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 11 May 2006, it has purchased the following number of its Ordinary shares of 10 pence each on the London Stock Exchange:

Ordinary shares date of purchase	13 July 2006
Number of ordinary shares purchased	363,051
Volume weighted average price per share	78.3709 pence

The Company intends to hold these shares in Treasury.

The Company purchased these shares in order that it can, at the relevant time, allocate shares to employees under the Company's Restricted Share Plan (RSP). Following the purchase of these shares, the Company holds 3,041,537 of its shares in Treasury and has 1,155,180,133 shares in issue (including Treasury shares).

Henderson Group plc has entered into an irrevocable non-discretionary arrangement to enable the repurchase of its own shares during its close period that commenced on 1 July 2006. Any share purchases are effected within certain pre-set parameters, and in accordance with both the Company's general authority to repurchase shares and Chapter 12 of the Listing Rules.

The purchase of these shares does not affect the Company's plans to return surplus capital of approximately £200 million, as previously indicated, by the end of October 2006. This planned return of surplus capital is subject to Shareholder and UK Court approval.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

For further information:

www.henderson.com or

Wendy King
Deputy Company Secretary +44 20 7818 4233
wendy.king@henderson.com

Mav Wynn
Henderson Group plc
Head of Investor Relations +44 (0)20 7818 5135
mav.wynn@henderson.com



Share repurchase programme

3 July 2006

Henderson Group plc announces that it has commenced a programme to buy back shares during the period 3 July 2006 to 25 August 2006, when Henderson Group will announce its first half 2006 results. The shares purchased are for the purpose of funding its employee-based share schemes. The shares will be held in treasury. The buy back programme will be managed by an independent third party, which makes its trading decisions in relation to Henderson Group's securities independently of, and uninfluenced, by Henderson Group.

Any share purchases will be effected within certain pre-set parameters, and in accordance with both the Company's general authority to repurchase shares and Chapter 12 of the Listing Rules.

The purchase of these shares does not affect the Company's plans to return surplus capital of approximately £200 million, as previously indicated, in the second half of 2006.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

For further information:

www.henderson.com or

Wendy King
Deputy Company Secretary +44 20 7818 4233
wendy.king@henderson.com

Mav Wynn
Henderson Group plc
Head of Investor Relations +44 (0)20 7818 5135
mav.wynn@henderson.com

File No. 82-34758

Henderson Group plc

RECEIVED
2006 AUG 24 P 12:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CIRCULAR TO SHAREHOLDERS

PROPOSED RETURN OF CASH TO SHAREHOLDERS AND NOTICE OF EXTRAORDINARY GENERAL MEETING

Registered in England and Wales with Company Number 2072534

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should immediately consult your independent financial or other appropriate adviser.

If you have sold or transferred, or sell or transfer prior to 5.00pm Sydney time on 6 October for CHESS Depositary Interests (**CDIs**) or 5.00pm London time on 13 October 2006 for Ordinary Shares, your entire holding of CDIs or Ordinary Shares in Henderson Group plc, please send this document as soon as possible to the purchaser or transferee of those CDIs or Ordinary Shares or to the stockbroker, bank or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee. However, *such documents should not be forwarded or transmitted in or into* any jurisdiction in which such an act would constitute a violation of the relevant laws of such jurisdiction.

Where the term 'Shareholder' is used in this Circular it refers to a holder of Henderson Group plc equity regardless of whether the equity is traded on the London Stock Exchange (**LSE**) in the form of Ordinary Shares or on the Australian Stock Exchange (**ASX**) in the form of CDIs unless the context requires something different. Similarly, where the term 'share' or 'shareholding' is used in this Circular it includes CDIs where appropriate.

JPMorgan Cazenove is acting exclusively for Henderson Group plc and no-one else in connection with the Return of Cash and will not be responsible to any person other than Henderson Group plc for providing the protections afforded to clients of JPMorgan Cazenove or for providing advice in relation to the Return of Cash or any of the matters contemplated by this document.

UBS is acting exclusively for Henderson Group plc and no-one else in connection with the Return of Cash and will not be responsible to any person other than Henderson Group plc for providing the protections afforded to clients of UBS or for providing advice in relation to the Return of Cash or any of the matters contemplated by this document.

This document should be read as a whole. Please read the letter from the Chairman of Henderson Group plc set out on pages 1 and 2 of this document which recommends that you vote in favour of the resolution to be proposed at the Extraordinary General Meeting (**EGM**) referred to below.

You should note that the Return of Cash is conditional upon the approval by Shareholders of the special resolution, which is to be proposed at the EGM.

A notice of the EGM, to be held at 4 Broadgate, London EC2M 2DA, at 9.00am (London time) on 31 August 2006 and simultaneously broadcast to The Wesley Conference Centre, 220 Pitt Street, Sydney, as a satellite meeting, at 6.00pm (Sydney time) on 31 August 2006 is set out at the end of this document.

A Proxy Form (for Shareholders) or a Voting Instruction Form (for CDI Holders) for use at the EGM is enclosed with this document.

Whether or not you intend to attend the EGM in person, you are requested to vote.

If you are a Shareholder (i.e. your shares are traded on the LSE) and would like to vote, please complete and sign the Proxy Form and return it as soon as possible to Henderson Group Share Registry, The Pavilions, Bridgwater Road, Bristol BS13 8FB, England, so as to be received no later than 9.00am on 29 August 2006.

If you are a CDI Holder (i.e. your CDIs are traded on the ASX) and would like to vote, please complete and sign the Voting Instruction Form and return it to Henderson Group Share Registry, GPO Box 4578, Melbourne, VIC 8060 (in Australia) or Private Bag 92119, Auckland 1020 (in New Zealand), so as to be received no later than 6.00pm on 25 August 2006 (if directing CHESS Depositary Nominees Pty Ltd (**CDN**) how to vote on your behalf) or 6.00pm on 29 August 2006 (if directing CDN to appoint you or someone else as its proxy).

Shareholders can also appoint a proxy online and CDI Holders can give voting instructions online by going to www.henderson.com.

A summary of the action to be taken by Shareholders is set out on page 10 of this document and in the accompanying Notice of the EGM. For Shareholders, the return of the completed Proxy Form will not prevent you from attending the EGM and voting in person if you wish (and are so entitled). CDI Holders that wish to attend the meeting and vote in person must complete and return the Voting Instruction Form by the deadline set out on the form.

CONTENTS



4 Broadgate, London EC2M 2DA
Registered in England and Wales
No. 2072534
ABN 30 106 988 836
27 July 2006

TO SHAREHOLDERS

Proposed Return of Cash to Shareholders of approximately £200 million to be approved at the Extraordinary General Meeting to be held on 31 August 2006

1 – Background to the Return of Cash

On 28 February 2006, when Henderson Group announced its full-year 2005 results, we indicated that management was considering a specific strategic acquisition. We also indicated that, if we did not make this acquisition, the Group would go ahead with its plan to return surplus capital to Shareholders during 2006. At the time of the announcement, the Group had identified surplus capital of approximately £200 million.

As the Group did not make this acquisition, the Board proposes now to return approximately £200 million of surplus capital to Shareholders (the "**Return of Cash**") by the end of October 2006.

The Return of Cash will be made by way of a Court-approved reduction of capital. This method is the same as that used for the return of cash in May 2005, following the sale of the Life Services business. With the capital returned in 2005, and the proposed Return of Cash in 2006, the Group will have returned about £1.07 billion to Shareholders since listing in December 2003.

This Circular provides information on the Return of Cash and explains what actions Shareholders are required to take. Your approval is being sought for the proposed Return of Cash at an Extraordinary General Meeting to be held at 9.00am London time, that is 6.00pm Sydney time, on 31 August 2006. The Notice of Extraordinary General Meeting is set out in Part 7 of this Circular.

2 – Reasons for and benefits of the Return of Cash

The £200 million surplus capital is not required by the Group for the operation of its business. In making its assessment of the level of surplus capital, the Board believes that it has made prudent allowance for potential risks facing the business. These include warranties and indemnities given by the Group on past disposals as well as other business contingencies, such as additional contributions to the staff pension fund.
The Board believes that the Return of Cash will enhance balance sheet efficiency and value to Shareholders.

3 – The Return of Cash

Under the Return of Cash, subject to the approval of Shareholders and the UK Court, a Shareholder:

- will have 22 shares cancelled for every 100 shares held on the Record Date (expected to be 13 October 2006);
- will in return receive a cash payment of 78 pence per share cancelled (or if you hold CDIs, the A$ or, as the case may be, the NZ$ equivalent, determined by reference to the Exchange Rate).

In the Return of Cash, Henderson Group may at its discretion round up or down to a whole share any fraction of a share which would otherwise be cancelled.

Please see Part 5 of this Circular for further details and for examples of the effect of the Return of Cash proposal.

4 – Key dates
A detailed timetable is set out in Part 2 of this Circular. However, Shareholders may wish to note the following:

Latest time for receipt of Voting Instruction Forms (for CDI Holders) for the EGM (if directing CDN how to vote on your behalf) via post/internet	6.00pm (Sydney time) 25 August 2006
Latest time for receipt of Voting Instruction Forms (for CDI Holders) for the EGM (if directing CDN to appoint you or someone else as its proxy) via post/internet	6.00pm (Sydney time) 29 August 2006
Latest time for receipt of Proxy Forms via post and submission of proxy instructions via CREST/internet (for Shareholders)	9.00am (London time) 29 August 2006
Extraordinary General Meeting	6.00pm (Sydney time) 9.00am (London time) 31 August 2006
Record Date	13 October 2006*
Effective date of Return of Cash	13 October 2006*
Payment Date	by 24 October 2006*

* Expected dates

5 – For further Shareholder information
If you have any queries about voting procedures or any questions on the Return of Cash, please call the Henderson Group Shareholder information line:

United Kingdom	0800 073 3916
Australia	1300 137 981
New Zealand	0800 888 017

Please note that the Shareholder information line cannot give advice on the merits of the Return of Cash or give any financial or tax advice.

6 – Recommendation from the Board
The Board of Henderson Group plc has received financial advice from JPMorgan Cazenove and UBS on the Return of Cash. In providing their advice, JPMorgan Cazenove and UBS have each relied on the Directors' commercial assessments of the Return of Cash. The Directors consider the Return of Cash to be in the best interests of the Company and its Shareholders as a whole.

The Board unanimously recommends that Shareholders vote in favour of the resolution on the Return of Cash at the EGM, as all Directors intend to do for their own beneficial shareholdings which, in aggregate, amount to 1,852,674 Ordinary Shares representing approximately 0.16% of the entire issued share capital of Henderson Group.

Yours sincerely



Rupert Pennant-Rea
Chairman

PART 2 – EXPECTED TIMETABLE OF EVENTS

Event	Time/Date
Latest time for receipt of Voting Instruction Forms (for CDI Holders) for the EGM (if directing CDN how to vote on your behalf) via post/internet	6.00pm (Sydney time) 25 August 2006
Latest time for receipt of Voting Instruction Forms (for CDI Holders) for the EGM (if directing CDN to appoint you or someone else as its proxy) via post/internet	6.00pm (Sydney time) 29 August 2006
Latest time for receipt of Proxy Forms via post and submission of proxy instructions via CREST/internet (for Shareholders)	9.00am (London time) 29 August 2006
Extraordinary General Meeting	6.00pm (Sydney time) 9.00am (London time) 31 August 2006
Expected dates	
Court hearing to confirm the cancellation of Ordinary Shares and share premium account needed for the Return of Cash	4 October 2006*
Last date for processing requests by CDI Holders to convert their CDIs into Ordinary Shares or by Ordinary Shareholders to convert Ordinary Shares into CDIs	6 October 2006*
CDIs commence trading on the ASX on an ex-return of capital/deferred settlement basis	9 October 2006*
Record Date	13 October 2006*
Effective date of Return of Cash	13 October 2006*
CREST accounts adjusted to reflect remaining Ordinary Shares	16 October 2006*
Ordinary Shares trade on an ex-return of capital basis on LSE	16 October 2006*
Processing recommences for requests by CDI Holders to convert CDIs into Ordinary Shares and by Ordinary Shareholders to convert Ordinary Shares into CDIs	16 October 2006*
CREST accounts credited with cash entitlements	by 24 October 2006*
Despatch of cheques (or credits to bank accounts) for cash entitlements in respect of CDIs and certificated Ordinary Shares, certificates for Ordinary Shares, holding statements for CDIs	by 24 October 2006*
Commencement of normal trading of CDIs on the ASX	25 October 2006*

Note:
Shareholders and CDI Holders trading in the period just prior to the Return of Cash becoming effective need to ensure that they will, after implementation of these proposals, have sufficient shares or CDIs remaining to deliver in settlement of those trades. More details are set out in Part 5 of this Circular.

* The expected times and dates above are indicative only. If any of the above times or dates should change, the revised times and/or dates will be notified to Henderson Group Shareholders through the London and Australian Stock Exchanges and will be available from **www.henderson.com**

PART 3 – SUMMARY EXPLANATION OF THE RETURN OF CASH

1. Why is Henderson Group proposing to return cash to Shareholders?

The £200 million surplus capital is not required by the Group for the operation of its business. In making its assessment of the level of surplus capital, the Board believes that it has made prudent allowance for potential risks facing the business. These include warranties and indemnities given by the Group on past disposals as well as other business contingencies, such as additional contributions to the staff pension fund. The Board believes that the Return of Cash will enhance balance sheet efficiency and value to Shareholders.

2. How will the cash be returned to Shareholders?

Approximately £200 million in cash is expected to be returned to Shareholders under the Return of Cash proposal. Cash will be paid to Shareholders in exchange for the cancellation of shares. The number of shares that will be cancelled will be determined by reference to the number of shares held on the Record Date. 22 shares out of every 100 shares held on the Record Date will be cancelled.

3. How will the Return of Cash affect my shareholding?

If the Return of Cash is approved by Shareholders and the Court and takes effect, for every 100 shares held on the Record Date (expected to be 13 October 2006), Shareholders will have 22 shares cancelled. Shareholders will in return receive a cash payment of 78 pence per share cancelled (or if you hold CDIs, the A$ or, as the case may be, the NZ$ equivalent, determined by reference to the Exchange Rate).

Once the Return of Cash takes effect, a Shareholder will have 78 shares remaining out of every 100 shares held at the Record Date.

In the Return of Cash, Henderson Group may, in its discretion, round up or down to a whole share, any fraction of a share which would otherwise be cancelled.

Please see Part 5 of this Circular for further details and for examples of the effect of the Return of Cash proposal.

4. What is the price per share used for the Return of Cash proposal?

For each share cancelled in the Return of Cash proposal, a Shareholder will receive 78 pence (or the A$ or NZ$ equivalent, determined by reference to the Exchange Rate). The cash payment for each share cancelled under the Return of Cash proposal ("Return of Cash Price") has been determined by taking the average of the closing price for Henderson Group's shares on the London Stock Exchange on the five business days ended on 17 July 2006. This date was the latest practicable date prior to the publication of this Circular.

5. How is the Exchange Rate determined?

The Exchange Rate will be the average, calculated on the Record Date, of the rates of exchange obtained by Henderson Group under such foreign exchange contracts as it shall have executed, on or shortly before the Record Date for value on or about the Record Date, for the purchase of A$ or, as the case may be, NZ$, in relation to the Return of Cash. The precise timing of the execution of such foreign exchange contracts will be determined by reference to the then prevailing liquidity in the relevant currency markets.

6. What happens if the Return of Cash proposal does not proceed?

The Return of Cash proposal is conditional on Shareholder and Court approvals. If Shareholders or the Court do not approve the Return of Cash proposal, then cash will not be returned to Shareholders under this proposal. In this event, Henderson Group will retain the surplus capital. Shareholders will not receive any cash payment and their shareholding will remain unchanged.

7. Why is Shareholder approval required for the Return of Cash proposal?

Under the Articles of the Company and under the Companies Act, the Company must pass a special resolution in order to reduce its share capital or share premium account in any way. The special resolution will be passed if at least 75% of the votes cast are "for" the resolution.

8. If Shareholders approve the Return of Cash proposal what other approvals are required for the Return of Cash to go ahead?

If Shareholder approval is obtained for the Return of Cash, the Company will then need to seek a Court Order approving the Return of Cash.

9. Why is Court approval required for the Return of Cash proposal?

The Companies Act provides that a company can reduce its share capital by special resolution but that this is subject to confirmation by the Court. The Court needs to be satisfied that the interests of Henderson Group's creditors will not be prejudiced as a result of the Return of Cash. If the Court does not approve the Return of Cash proposal, then cash will not be returned to Shareholders under this proposal. In this event, Henderson Group will retain the surplus capital. Shareholders will not receive any cash payments and their shareholding will remain unchanged.

10. Why do you have to cancel shares as part of the Return of Cash proposal?

The Board has considered other methods of returning cash to Shareholders. However, the Board believes that the proposed cancellation of shares represents an efficient means of achieving its objectives, taking into account the interests of the Company and the Shareholders as a whole.

11. How do I vote?

Shareholders are requested to vote on the Return of Cash. More detailed information on the resolution and how to vote is set out in Parts 5 and 7 of this Circular.

If you are a Shareholder (i.e. you hold your shares on the LSE) and would like to vote: Please complete and sign the Proxy Form and return it as soon as possible to Henderson Group Share Registry, The Pavilions, Bridgwater Road, Bristol BS13 8FB, England, so as to be received no later than 9.00am on 29 August 2006.

If you are a CDI Holder (i.e. your CDIs are traded on the ASX) and would like to vote: Please complete and sign the Voting Instruction Form and return it to Henderson Group Share Registry, GPO Box 4578, Melbourne, VIC 8060 (in Australia) or Private Bag 92119, Auckland 1020 (in New Zealand), so as to be received no later than 6.00pm on 25 August 2006 (if directing CDN to vote on your behalf) or 6.00pm on 29 August 2006 (if directing CDN to appoint you or someone else as its proxy).

Shareholders can also appoint a proxy online and CDI Holders can give voting instructions online by going to **www.henderson.com**.

12. What happens if I do not vote?

Shareholders are asked to vote on this important proposal – however voting is not compulsory. The outcome of the vote will be announced through the ASX and the LSE following the EGM.

13. Am I a Shareholder or a CDI Holder?

Where the term 'Shareholder' is used in this Circular it refers to a holder of Henderson Group plc equity regardless of whether your shares are traded on the LSE in the form of Ordinary Shares or on the ASX in the form of CDIs unless the context requires something different. Similarly, where the term 'share' or 'shareholding' is used in this Circular it includes CDIs where appropriate and where the context does not otherwise require. CDIs are a way of allowing securities of foreign companies to be traded on the ASX. CDIs afford Shareholders all the same direct economic benefits as Ordinary Shares, for example the right to dividends.

If you are an Australian or New Zealand Shareholder you are likely to have received your holding in the form of CDIs at or since the time of the demerger of the Company from AMP Limited in December 2003.

For the purposes of the proposed Return of Cash, holders of Ordinary Shares traded on the LSE and holders of CDIs on the ASX will be treated equally.

14. Where is the EGM?

The EGM will be held at 4 Broadgate, London EC2M 2DA, at 9.00am (London time) on 31 August 2006 and simultaneously broadcast to The Wesley Conference Centre, 220 Pitt Street, Sydney, as a satellite meeting, at 6.00pm (Sydney time) on 31 August 2006.

15. What is an EGM?

Any meeting of the shareholders of a company other than an annual general meeting is known as an Extraordinary General Meeting ("EGM"). The length of notice period required depends on the nature of the resolution being put to the meeting. In this instance, the required notice period is 21 clear days' notice.

16. When and how will I receive cash if the Return of Cash proposal goes ahead?

It is intended that following completion of the Return of Cash, payment will be made by 24 October 2006:

	Australia	New Zealand	United Kingdom
Holds Ordinary Shares or CDIs traded on:	**ASX**	**ASX**	**LSE**
Receive	A credit to a bank account (or a cheque in A$) and a holding statement or advice of transaction statement	A credit to a bank account (or a cheque in NZ$) and a holding statement or advice of transaction statement	*Certificated shares:* Cheque in £ and an advice of transaction statement and a new share certificate *Uncertificated shares:* Cash and shares credited to CREST account

17. Why don't you deposit the cash directly to my UK bank account – I have provided my bank details?

We do not have authority to credit bank accounts for the Return of Cash for certificated Ordinary Shares. The authority you have given us relates only to dividends on Ordinary Shares.

18. Can I elect to retain all my shares and not have any of my shares cancelled?

No. If the proposals are approved by Shareholders and by the Court, the Return of Cash will apply to all Shareholders. If the proposals are approved by Shareholders as a whole and the Court, you will have 22 shares cancelled out of every 100 shares held at the Record Date, even if you voted against the proposals.

19. Can I trade my shares/CDIs while the proposal is being effected?

Yes, you will be able to trade. However, you need to ensure that, if you trade in the period just prior to the Return of Cash proposal becoming effective, after implementation of the Return of Cash you will have sufficient shares/CDIs remaining to deliver in settlement of those trades. More details are set out in Part 5 of this Circular.

20. What is the tax impact?

This information is a summary only – as are the further details provided in Part 4 of this Circular. We recommend you contact your professional tax adviser or, where relevant, the taxation office without delay for information on how you will be affected by the Return of Cash.

The Company is consulting with the Australian Taxation Office (**ATO**) to confirm the treatment set out below for Australian residents and more information will be available in due course on the Henderson Group website (**www.henderson.com**).

In broad terms, the Return of Cash should have the following impact for a shareholder who is an individual who holds shares, or in the case of Australia and New Zealand, CDIs as investments on capital account and is resident (and, in the case of the UK, ordinarily resident) in the following countries designated:

United Kingdom – The payment per Ordinary Share under the Return of Cash proposal should be divided into capital and income elements. Henderson Group is of the view that the payment of up to 58 pence per Ordinary Share should be treated as a capital receipt, with the excess above 58 pence being treated as income. The capital element should generally be taxed as a capital receipt, and be subject to capital gains tax. If the capital element gives rise to a capital gain, you would not pay any tax on this gain if, when added to any other capital gains in the tax year, the total is less than the capital gains tax annual exemption (£8,800 for the tax year to 5 April 2007). The income element will be taxed as if a dividend, with higher rate taxpayers taxed at a rate of 25% of the income element but all other individual shareholders having no further tax to pay on the income element. However, the position of some individual shareholders may be more complicated and will depend on individual circumstances; more detail is set out in Part 4 of this Circular.

Australia – The ATO has indicated that no assurance can be given by it at this stage that the cash returned will be treated as a return of capital rather than a dividend. A Class Ruling request has been lodged with the ATO to confirm that the whole payment will be treated as a return of capital. Henderson Group will publish on its website more details on the ATO's guidance in this regard once it is available. The payments received by holders of CDIs or Ordinary Shares should be treated as a return of capital. If you acquired your CDIs/shares on the demerger of HHG PLC (now known as Henderson Group plc) from AMP Limited in December 2003, your tax cost base should be A$1.73 per share. You will crystallise a capital gain or loss depending on the level of capital proceeds received per share that is cancelled compared with the cost base for tax purposes of that share. The capital proceeds will equal the market value of the cancelled share which may differ from the cash payment received. Henderson Group is seeking confirmation from the ATO of the appropriate amount to treat as capital proceeds. Shareholders who recognise a capital gain on the Return of Cash may be able to claim a 50% reduction in that gain if certain conditions are met. More detail is set out in Part 4 of this Circular.

New Zealand – The total reduction in CDIs or Ordinary Shares resulting from the cancellations under the Return of Cash is expected to exceed 15% of the market value of the Company. As a result, the payment received should not be taxable.

A. UK taxation

The following is a general description of certain UK tax considerations relating to the Return of Cash proposal. The description is based on current law and published HM Revenue & Customs (**HMRC**) practice in the UK as at the date of this Circular. It does not purport to be a complete analysis of all tax considerations relating to the Ordinary Shares or the Return of Cash proposal. It only relates to the position of Shareholders who are resident (and, in the case of individuals, ordinarily resident) in the UK for tax purposes, who hold their Ordinary Shares beneficially as an investment (other than under a personal equity plan or an individual savings account), who are not connected with Henderson Group, and who have not acquired their Ordinary Shares by reason of their or another's employment. It does not consider the position of CDI Holders. The comments below may not apply to certain classes of taxpayer, such as dealers, insurance companies and trusts.

Shareholders who may be subject to tax in a jurisdiction other than the UK or who may be unsure as to their tax position should seek their own professional advice without delay.

The Return of Cash proposal

(i) Division into capital and income elements

The payment received by Shareholders in respect of the cancellation of their Ordinary Shares under the Return of Cash proposal will be divided for tax purposes into two parts: a capital element; and an income element equal to the remainder of the payment under the Return of Cash proposal. The capital element should be taxed by reference to the taxation of chargeable gains, while any income element should be taxed by reference to the taxation of income.

The Company has asked HMRC to confirm that it will accept, in assessing the tax liability of a UK individual, that the capital element may be calculated by reference to the average of the total new consideration received by Henderson Group in respect of all of the Ordinary Shares in issue, as they confirmed for the return of cash in May 2005. Henderson Group considers that the average of such consideration should be approximately 58 pence per Ordinary Share. The Company has asked HMRC to confirm also that an Ordinary Shareholder may, alternatively, choose to calculate the capital element by reference to the history of that Ordinary Shareholder's own holding. The outcome of the discussions with HMRC will be made available on our website in due course (**www.henderson.com**).

(ii) Taxation of capital gains

Shareholders may be liable to UK taxation on capital gains (**CGT**) on the capital element of the payment to them on cancellation of their Ordinary Shares under the Return of Cash proposal. The amount of any gain, and any tax liability, will depend on the individual circumstances of the Shareholder concerned.

Generally, only Shareholders who are resident or ordinarily resident in the UK, or who carry on a trade, profession or vocation in the UK through (in the case of individuals) a branch or agency or (in the case of corporate shareholders) a permanent establishment to which the Ordinary Shares are attributable, will be within the charge to CGT. There are special rules, however, for individuals who are temporarily non-UK resident.

Shareholders who received shares in AMP Limited on the demutualisation of AMP Society and received Ordinary Shares in exchange for their shares in AMP Limited which were cancelled on the subsequent demerger of Henderson Group will not have any base cost in those Ordinary Shares.

If the capital element of the payment received by the Shareholder is "small" compared with the value of their holding of Ordinary Shares and their base cost is not less than the payment received, the Shareholder will normally be treated as not having made a part disposal. In that case, the payment would instead normally be deducted from the base cost of that holding. If the capital element is "small" but exceeds the relevant Shareholder's base cost, the Shareholder may elect to reduce his base cost to nil and to be taxed on the excess. A Shareholder with no base cost (including as envisaged in the previous paragraph) should (depending on his particular circumstances) be taxed on the full amount of the capital element, subject to the following paragraph. HMRC generally takes "small" to mean 5% or less of the value of the relevant holding, or £3,000 or less.

Generally however:

- the income element (dealt with below) will be ignored for CGT purposes;
- subject to the comments above, the capital element in respect of the Ordinary Shares cancelled will be treated as arising from a part disposal of their holding of Ordinary Shares, which may give rise to CGT. Corporate Shareholders are taxable on all of their chargeable gains with relief available for indexation allowances and incidental costs of sale. An individual Shareholder will not have a liability to CGT on cancellation of his or her Ordinary Shares if the chargeable gain (as reduced by any applicable taper relief) when aggregated with other realised chargeable gains in the relevant year of assessment, does not exceed the annual CGT allowance. The annual CGT allowance for the tax year to 5 April 2007 is £8,800; and
- to the extent that Ordinary Shares are retained rather than cancelled, their holder will not be treated as disposing of them for CGT purposes.

Shareholders' attention is also specifically drawn to section (v) below (Anti-avoidance provisions).

(iii) Taxation of income element

The income element will be regarded as a distribution made by Henderson Group.

No tax will be withheld from such payment by Henderson Group.

UK resident corporate Shareholders will generally not be subject to corporation tax on the income element of the payment made to them on cancellation of Ordinary Shares under the Return of Cash proposal.

Shareholders who are individuals resident in the UK will generally be liable to income tax on the income element of such payment, but will be entitled to a tax credit:

- For such an individual Shareholder who is liable to income tax at no more than the basic rate (including taking into account the receipt of the income element), that tax credit should satisfy in full that Shareholder's liability to income tax on the income element.
- For such an individual Shareholder who is liable to income tax at the higher rate (including taking into account the receipt of the income element), the related tax credit will not fully satisfy that individual Shareholder's liability to income tax on the income element and the Shareholder will have to account for additional tax equal to 25% of the cash received to the extent that the income element, when treated as the top slice of that Shareholder's income, falls above the threshold for higher rate income tax.

(iv) Stamp duty and stamp duty reserve tax

No stamp duty or stamp duty reserve tax will be payable by Shareholders on the cancellation of the Ordinary Shares.

(v) Anti-avoidance provisions

Shareholders should be aware of an anti-avoidance provision, section 703 of the Income and Corporation Taxes Act 1988, which HMRC may seek to apply where a person obtains a tax advantage in consequence of a "transaction in securities". Were HMRC to seek to apply section 703 in respect of the Return of Cash proposal, the effect may be to tax amounts received or a proportion, or further proportion, as the case may be, of such amounts, as income rather than capital. For any particular Shareholder, HMRC would have to establish that all the conditions of section 703 were satisfied before it could be invoked and, at that stage, it would be open to the Shareholder to demonstrate that the relevant transaction or transactions had been carried out for bona fide commercial reasons or in the ordinary course of making or managing investments and that the avoidance of tax had not been a main object of the relevant transaction or transactions (the ***motive test***). If the motive test were satisfied, section 703 would not apply.

Shareholders who are in any doubt about the applicability of this or other anti-avoidance provisions to their particular circumstances are advised to consult their own professional advisers immediately regarding their tax position.

B. Australian taxation

The following is a summary of the Australian tax consequences of the Return of Cash for Australian resident CDI Holders ("Australian CDI Holders"). The summary below is based on current law and the published practice of the ATO as at the date of this Circular.

The comments below apply to Australian CDI Holders that hold interests in Ordinary Shares through CDN. The Australian tax consequences should be the same for Australian resident Shareholders that hold Ordinary Shares traded on the London Stock Exchange.

The summary does not represent a complete analysis of all the potential Australian tax consequences. The summary only covers the Australian tax consequences for Australian CDI Holders that hold CDIs on capital account. It does not apply to Australian CDI Holders that hold their CDIs as trading stock or revenue assets. Nor does it apply to Australian CDI Holders that hold 10% or more of the CDIs in issue. Australian CDI Holders should seek their own professional advice as to the Australian tax consequences for them.

Where payments under the proposals are received in Pounds Sterling rather than Australian Dollars, a foreign exchange gain or loss may arise. This should only apply to Australian resident Shareholders that hold Ordinary Shares traded on the London Stock Exchange, who should seek their own advice in this regard.

The Return of Cash
No part of the payment received by Australian CDI Holders in respect of the cancellation of their CDIs is expected to be treated as a dividend for Australian tax purposes. Henderson Group is seeking confirmation from the ATO that the Return of Cash proposal will be treated as a return of capital rather than a dividend. Once the ATO's Class Ruling has been obtained, details will be published on the Henderson Group website (**www.henderson.com**).

A capital gain or loss will be realised in respect of each CDI cancelled as a result of the Return of Cash. Australian CDI Holders may be able to select which of their CDIs are cancelled under the Return of Cash if their CDIs are capable of being individually identified by reference to appropriately maintained records. If Australian CDI Holders cannot identify their individual CDIs, then those CDIs that have been held the longest will be deemed to have been cancelled first. This will impact on the amount of any capital gain or loss realised in respect of the Return of Cash proposal.

A capital gain will be realised upon the cancellation of a CDI if the capital proceeds in respect of the cancelled CDI is greater than the cost base of the cancelled CDI. The capital proceeds will equal the market value of the cancelled CDI determined as if the Return of Cash was never proposed. This may differ from the cash payment received. Henderson Group is seeking confirmation from the ATO as to the appropriate amount to treat as capital proceeds. Details will be published on the Henderson Group website (**www.henderson.com**). Australian CDI Holders may have different cost bases depending upon when they acquired CDIs and the price paid for the CDIs. The first element of the cost base (and reduced cost base) of those CDIs acquired under the demerger of Henderson Group from AMP Limited is A$1.73 per CDI.

Australian CDI Holders that are individuals, trusts or complying superannuation funds and that have held their CDIs for more than 12 months prior to the cancellation of these CDIs under the Return of Cash proposal may be entitled to claim discounted CGT treatment in respect of those CDIs where they realise a capital gain.

A capital loss will be realised upon the cancellation of a CDI if the capital proceeds are less than the reduced cost base of the CDI. Any capital loss realised by an Australian CDI Holder on the cancellation of their CDIs may be offset against capital gains realised in the same income year. Alternatively, such capital losses may be carried forward to offset capital gains in future years. Australian CDI Holders, other than individuals, have to satisfy legislative tests before they can use the capital losses. Capital losses can only be used to offset against capital gains and not against ordinary income.

Application of Foreign Investment Fund provisions to Henderson Group
The Australian tax legislation includes Foreign Investment Fund (**FIF**) provisions which apply to Australian residents that hold interests in foreign companies. Where these provisions apply, Australian CDI Holders may be required to include an amount in their assessable income without actually receiving dividends from Henderson Group. However, there are several exemptions from the FIF provisions that could apply.

One exemption will apply to Australian CDI Holders that are individuals (other than in the capacity of a trustee) if their aggregate value of shares in foreign companies at 30 June each year is less than A$50,000. The relevant value of the shares in foreign companies, including Henderson Group, will be the greater of the cost or market value at 30 June each year.

A second exemption from the FIF rules may also apply, by virtue of the ASX classification of the CDIs. The FIF provisions should not apply on the basis of the classification of Henderson Group on the ASX to Asset Management and Custody Banks, a sub-sector of Diversified Financials. Australian CDI Holders will need to satisfy themselves at the end of each income year that this exemption is available based upon the classification of Henderson Group on the ASX at that time.

Australians holding Ordinary Shares traded on the London Stock Exchange may be able to satisfy this exemption from the FIF rules by virtue of the classification of the Ordinary Shares on the LSE to Asset Managers, a sub-sector of General Financial. As the Australian FIF provisions are complex, taxpayers should seek their own advice in this regard.

C. New Zealand taxation

The following is a summary of the New Zealand tax consequences of the Return of Cash proposal for New Zealand resident CDI Holders ("NZ CDI Holders"). The summary below is based on current law and published practice of the New Zealand Inland Revenue Department (**IRD**) as at the date of this Circular.

The comments below apply to NZ CDI Holders that hold interests in Ordinary Shares through CDN. The New Zealand tax consequences should apply equally to New Zealand resident Shareholders that hold Ordinary Shares directly rather than through CDN.

The summary below only applies to NZ CDI Holders who hold their CDIs on capital account. It may not apply to certain classes of Shareholder, such as dealers and those who acquired CDIs with the purpose of sale. NZ CDI Holders who are in any doubt about the applicability of the New Zealand tax requirements to their particular circumstances should consult their own professional advisers.

The Directors have been advised that the proposed Return of Cash should not constitute a dividend for New Zealand tax purposes, and New Zealand CDI Holders who hold their CDIs on capital account should not be liable for any New Zealand tax on their proceeds.

This is on the basis that the proposed Return of Cash should qualify as a pro rata capital reduction of greater than 15% of the market value of all shares in Henderson Group plc, and that there is a low risk that the amount paid will exceed Henderson Group plc's Available Subscribed Capital Per Share Cancelled. In addition, New Zealand tax law contains anti-avoidance provisions which seek to treat certain payments as dividends, if the payments were made in lieu of a dividend. The Directors have been advised that the proposed Return of Cash should not breach the anti-avoidance provisions and the payment should not, therefore, be treated as having been made in lieu of a dividend.

Accordingly, no part of the payment received by a NZ CDI Holder for the cancellation of their CDIs is expected to be subject to New Zealand income tax.

1. Return of Cash

Henderson Group is proposing to return approximately £200 million to Shareholders and CDI Holders under the Return of Cash proposal. The Return of Cash is conditional on Shareholder and Court approvals being obtained.

Shareholders

Under the Return of Cash proposal, 22 out of every 100 Ordinary Shares in issue (at the close of business on the last business day preceding the date on which the Court confirms the cancellation of Ordinary Shares and part of Henderson Group's share premium account) will be cancelled. Ordinary Shares held by the Registrar, Computershare Clearing Pty Limited, on the Record Date, may be cancelled at a ratio different from 22 out of every 100 Ordinary Shares so as to ensure the aggregate number of Ordinary Shares cancelled for all other Ordinary Shareholders, when taken with the number of Ordinary Shares held by Computershare Clearing Pty Limited which are cancelled, equals the number of Ordinary Shares which the Court has confirmed should be cancelled.

In order to ensure that the total number of issued Ordinary Shares on that day is divisible exactly by 100, Computershare Clearing Pty Limited will subscribe for the required number of Ordinary Shares, being not more than 99 Ordinary Shares, immediately prior to such time at a price equal to the then current market value for an Ordinary Share. There will be no further issues of Ordinary Shares from the date on which the number of shares to be cancelled is determined until the Return of Cash takes effect. For each Ordinary Share held by a Shareholder (which includes Ordinary Shares held by CDN on behalf of CDI Holders – see the section "CDI Holders" below) on the Record Date (which is expected to be on 13 October 2006) and which is cancelled, a Shareholder will receive 78 pence. The Return of Cash is subject to the approval of Shareholders and the Court. For further details of this process, please see paragraph 2 on the next page.

In the Return of Cash, except as referred to above in relation to Computershare Clearing Pty Limited's holdings, Shareholders will be treated equally on a pro rata basis. No fraction of an Ordinary Share will be cancelled. The Directors of Henderson Group may, in their absolute discretion, round up or down to a whole share any fraction of an Ordinary Share held by a holder of Ordinary Shares which would otherwise fall to be cancelled. The Directors intend to round fractions of 0.50 (and above) up and 0.49 (and below) down.

After the Return of Cash takes effect, Shareholders will, as far as practicable, retain their proportionate interest in the then issued ordinary share capital of Henderson Group.

CDI Holders

Ordinary Shares held by CDN on behalf of CDI Holders will be cancelled as part of the Return of Cash proposal. CDI holdings will then be adjusted to reflect the reduction in CDN's holding of Ordinary Shares as if CDI Holders had held a number of Ordinary Shares on the Record Date equal to the number of CDIs then held (save that CDIs held by Computershare Clearing Pty Limited may be cancelled on a different basis so as to ensure the aggregate number of CDIs cancelled for all other CDI Holders, when taken with the number of CDIs held by Computershare Clearing Pty Limited which are cancelled, equals the total number of CDIs to be cancelled, having regard to the number of Ordinary Shares held by CDN which are cancelled).

For each CDI cancelled as part of this adjustment a CDI Holder will receive the Australian Dollar or, as the case may be, the New Zealand Dollar equivalent of 78 pence per CDI, determined by reference to the Exchange Rate. For illustrative purposes, using an exchange rate of A$2.4:£1 (NZ$2.9:£1) on 17 July 2006 (being the latest practicable date prior to the publication of this Circular and rounded to one decimal place), the price would have been A$1.872 (or NZ$2.262) per CDI.

Note that this price is illustrative only and the Australian Dollar (or, as the case may be, the New Zealand Dollar) equivalent of the Return of Cash Price may be higher or lower than this illustrative price.

Example (for Shareholders and CDI Holders):

Number of Ordinary Shares/CDIs held on Record Date	Number of Ordinary Shares/CDIs (including fractions) which would otherwise be cancelled	Number of Ordinary Shares/CDIs cancelled in Return of Cash	Number of Ordinary Shares/CDIs remaining after the Return of Cash takes effect	Cash received if the Return of Cash takes effect	
				Shareholders (£)	CDI Holders (A$)
1	0.22	0	1	0.00	0.00
3	0.66	1	2	0.78	1.87
4	0.88	1	3	0.78	1.87
100	22.00	22	78	17.16	41.18
101	22.22	22	79	17.16	41.18
250	55.00	55	195	42.90	102.96
1,499	329.78	330	1,169	257.40	617.76
1,500	330.00	330	1,170	257.40	617.76
10,000	2,200.00	2,200	7,800	1,716.00	4,118.40

2. Approvals

The Return of Cash proposal is conditional on (i) Shareholders passing the special resolution to be proposed at the EGM to approve the Return of Cash; and (ii) the confirmation of the Court.

For the Court to confirm the Return of Cash proposal, it must be satisfied that the interests of Henderson Group's creditors will not be prejudiced as a result of the Return of Cash. Henderson Group will take such steps as it is advised are appropriate to deal with the Company's creditors.

3. Dealings and despatch of documents

If you hold Ordinary Shares traded on the London Stock Exchange
Assuming that Shareholders approve the Return of Cash and the Court confirms the cancellation of shares as part of the Return of Cash, Henderson Group expects that dealings in the Ordinary Shares on the London Stock Exchange on an ex-return of capital basis will commence at 8.00am on Monday, 16 October 2006.

If the proposals are implemented, it is expected that cheques for payments due in respect of the cancellation of shares as part of the Return of Cash will be posted to holders of certificated Ordinary Shares, together with a definitive share certificate for the number of Ordinary Shares then held, by no later than 24 October 2006. Certificates for existing Ordinary Shares will no longer be valid and Shareholders should destroy their existing share certificates when they receive their new share certificates. The new share certificates and cheques will be sent by pre-paid first class post at the risk of the relevant Shareholder concerned to the registered address of that Shareholder (or, in the case of joint holders, to the one whose name appears first in the register of members).

Until a Shareholder of certificated Ordinary Shares receives a new share certificate, transfers of Ordinary Shares will be certified against the register.

Requests by Ordinary Shareholders to convert their Ordinary Shares into CDIs will not be processed within four business days of the Record Date until completion of the Return of Cash proposal. On the basis of the expected timetable set out in Part 2 of this Circular, the period during which conversion requests would not be processed would be from 7 October 2006 to 15 October 2006 (inclusive). Requests received during this period will be treated as requests to convert those Ordinary Shares remaining after the Return of Cash proposal has taken effect.

For Ordinary Shareholders who hold their Ordinary Shares in uncertificated form, if the Proposals are implemented, it is expected that their CREST accounts will be credited with the number of Ordinary Shares then held on 16 October 2006 and that cash will be credited to their account by no later than 24 October 2006.

If any of the expected dates change, Henderson Group will announce a revised timetable for the Return of Cash.

If you hold CDIs traded on the Australian Stock Exchange
Assuming that Shareholders approve the Proposals and the Court confirms the cancellation of shares as part of the Return of Cash, Henderson Group expects that trading in CDIs on the ASX will commence on an ex-return of capital/deferred settlement basis on 9 October 2006, four business days prior to the Record Date. (As set out in the indicative timetable in Part 2 of this Circular, Henderson Group expects the Record Date to be 13 October 2006.)

This means that purchasers of CDIs on the ASX from this date will not be entitled to receive cash under the Return of Cash if it is approved by the Court. Settlement of CDIs traded from this time will be deferred until 24 October 2006 with normal trading of CDIs on the ASX expected to re-commence on 25 October 2006.

CDI Holders selling CDIs on the ASX during this period should ensure that they will, after implementation of the Return of Cash, have sufficient CDIs remaining to deliver in settlement of these trades.

Requests by CDI Holders to convert their CDIs into Ordinary Shares will not be processed within four business days of the Record Date until completion of the Return of Cash proposal. On the basis of the expected timetable set out in Part 2 of this Circular, the period during which conversion requests would not be processed would be from 7 October 2006 to 15 October 2006 (inclusive). Requests received during this period will be treated as requests to convert those CDIs remaining after the Return of Cash proposal has taken effect.

If the Return of Cash is implemented, it is expected that cheques for payments due in respect of the cancellation of CDIs as part of the Return of Cash will be posted, together with a statement in respect of your CDIs, by no later than 24 October 2006. CDI Holders who have provided their banking account details will have their bank accounts credited by no later than 24 October 2006 instead of being sent a cheque. **CDI Holders who would like the payment credited to another account must give the new account details to the Henderson Group Share Registry by 5.00pm 13 October 2006.**

If any of the expected dates change, Henderson Group will announce a revised timetable for the Return of Cash.

4. Summary explanation of special resolution to be put to the EGM in respect of the Return of Cash

You will find the notice of the EGM to approve the Return of Cash in Part 7 of this Circular.

The special resolution sets out the mechanics for the Return of Cash. If the special resolution is passed by Shareholders at the EGM, it will only take effect once it has been confirmed by the Court and the Court Order confirming the reduction has been filed with the Registrar of Companies. An explanation of each part of the resolution is set out below:

(a) this paragraph proposes to reduce part of Henderson Group's share premium account (ignoring any treasury shares held by the Company);

(b) this paragraph proposes to cancel 22 out of every 100 Ordinary Shares in issue at the close of business on the last business day preceding the date on which the Court confirms the cancellation, on the basis that 22 out of every 100 Ordinary Shares held by each Shareholder (which includes Ordinary Shares held by CDN on behalf of CDI Holders) at the close of business on the Record Date (and so in proportion for any greater or smaller number) will be so cancelled:
   - (i) this sub paragraph provides that no fraction of an Ordinary Share will be cancelled and gives the Directors of Henderson Group a discretion to round the number of Ordinary Shares to be cancelled up or down to the nearest whole number;
   - (ii) this sub paragraph allows Ordinary Shares held by Computershare Clearing Pty Limited to be cancelled at a ratio different from 22 out of every 100 so that the aggregate number of Ordinary Shares for all other Shareholders, when taken with the number of Ordinary Shares held by Computershare Clearing Pty Limited which are cancelled, equals the number of Ordinary Shares to be cancelled as approved by the Court;
   - (iii) this sub paragraph provides that the proceeds arising from the cancellation of the share premium account and the Ordinary Shares will be repaid to each Shareholder (other than the Company if it holds any treasury shares) at 78 pence for each Ordinary Share cancelled.

An amount equal to the nominal value of any treasury shares held by the Company which are cancelled will be credited to distributable reserves.

5. Effect on employee share schemes

Henderson employee share incentive schemes
The total number of options to subscribe for shares that are outstanding as at 30 June 2006 (being the latest practicable date prior to publication of this Circular) is 5,950,275. These options represent approximately 0.5% of the total issued share capital of Henderson Group.

Options held in employee share schemes will not become exercisable as a result of the Return of Cash, nor will the Return of Cash result in any early release from the share schemes or early vesting or exercise of awards.

Henderson operates a number of employee share schemes:

(a) Henderson Sharesave Scheme
In the case of the Henderson Sharesave Scheme the Remuneration Committee does not propose (subject to HMRC approval) to adjust the number of Ordinary Shares or the price at which the options may be exercised as a result of the Return of Cash.

(b) Henderson Share Incentive Plan (**SIP**)
Participants in the Henderson Share Incentive Plan (under which partnership shares, free shares, dividend shares and matching shares to which they are beneficially entitled are held in trust on their behalf) will be able to participate in the Return of Cash.

The Trustee will receive a cash payment for the partnership, free, dividend and matching shares which are cancelled.

The cash payment made in respect of the Return of Cash will be reinvested as dividend shares up to a limit of £1,500 for all dividend payments in the tax year. Any balance beyond £1,500 will be returned to participants net of income tax at the marginal tax rate incurred by the participant and National Insurance.

Henderson Group will ensure that participants in the SIP are treated in an equitable manner as compared with Shareholders.

(c) Henderson Long Term Incentive Plan (**LTIP**)
The Remuneration Committee does not propose to adjust awards over Ordinary Shares under the Henderson Group Long Term Incentive Plan as a result of the Return of Cash. Awards are normally exercisable at the end of a three year performance period and are subject to performance conditions which determine how many Ordinary Shares a participant is entitled to acquire under an award. The performance condition applying to the current awards which were granted in 2004, 2005 and 2006 relates to the growth in Henderson Group's total shareholder return (**TSR**) over each three year period from each respective year of grant compared to that achieved by the companies which were in the FTSE 250 Index at the date the awards were granted (and remain at the end of the performance period).

(d) Henderson Global Investors Deferred Equity Plan (**DEP**)
Participants in the Henderson Global Investors Deferred Equity Plan hold awards over Ordinary Shares which they have acquired using a proportion of their annual bonus; these are known as "bonus shares". In some cases participants were required to apply part of their bonus in this manner and in other cases they have chosen to do so.

Participants also hold awards to receive an equal number of Ordinary Shares to which they become entitled if they have not sold the bonus shares during a three year restricted period; these are known as "restricted shares". The bonus shares and restricted shares are held by a trustee in trust on a participant's behalf.

Participants in the Henderson Global Investors Deferred Equity Plan will be able to participate in the Return of Cash in respect of their bonus shares.

It is proposed that participants will be required, or given the opportunity, (depending upon whether they were originally required or chose to use their bonus in acquiring the bonus shares), to reinvest the cash received from the cancellation of some of their bonus shares in the Return of Cash, to acquire Ordinary Shares. To the extent that cancelled bonus shares are replaced, participants will be entitled to receive their original entitlement to replacement restricted shares. If the bonus shares are not replaced, participants will lose the right to acquire the corresponding number of restricted shares at the end of the normal restricted period.

(e) Employee Share Ownership Plan (**ESOP**)
Participants in ESOP were able to utilise part of their post-tax bonus to purchase shares in the plan up to a specified limit. The plan provides one free matching share for every share purchased (awarded by the Trustee). To receive the matching shares, employees must remain in the plan for four years.

Participants in the ESOP will be able to participate in the Return of Cash in respect of their purchased shares.

It is proposed that participants will be given the opportunity to reinvest the cash received from the cancellation of some of their purchased shares in the Return of Cash, to acquire Ordinary Shares. To the extent that cancelled shares are replaced, participants will be entitled to receive their original entitlement of replacement matching shares. If the purchased shares are not replaced, participants will lose the right to the corresponding number of matching shares at the end of the normal restricted period.

6. Consent

Each of JPMorgan Cazenove and UBS has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of references to its name in the form and context in which it appears.

7. Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (public holidays excepted) at the registered office of Henderson Group plc at 4 Broadgate, London EC2M 2DA from the date of this document up to and including the date of the EGM:
(i) the Memorandum and Articles of Association of the Company;
(ii) the consent letters referred to in paragraph 6 of this Part 5;
(iii) this document.

PART 6 – DEFINITIONS

ASX	Australian Stock Exchange Limited (ABN 98 008 624 691)
Board or Directors	the directors of Henderson Group plc, being Rupert Pennant-Rea, Roger Yates, Toby Hiscock, Anthony Hotson, Gerry Aherne, John Roques and Duncan Ferguson
business day	a day (other than a Saturday or Sunday) on which clearing banks are open for business in London
CDI	a CHESS Depositary Interest representing one Ordinary Share
CDI Holder	a holder of CDIs
CDN	CHESS Depositary Nominees Pty Ltd (ABN 75 071 346 506), a wholly owned subsidiary of the ASX
Companies Act	the Companies Act 1985 (UK) (as amended)
Company	Henderson Group plc
Court	the High Court of Justice in England and Wales
Court Order	the order of the Court confirming the cancellation of Ordinary Shares as part of the Return of Cash proposal
CREST	the system for the paperless settlement of trades in listed securities on the London Stock Exchange, of which CRESTCo is the operator
CREST participant	a person who is, in relation to CREST, a system-participant (as defined in the CREST Regulations)
CREST Regulations	the Uncertificated Securities Regulations 2001 (SI 2001/3755)
CREST sponsor	a CREST participant admitted to CREST as a CREST sponsor
CREST sponsored member	a CREST member admitted to CREST as a sponsored member
CRESTCo	CRESTCo Limited
Exchange Rate	the average, calculated on the Record Date, of the rates of exchange obtained by the Company under such foreign exchange contracts as it shall have executed, on or shortly before the Record Date for value on or about the Record Date, for the purchase of Australian Dollars or, as the case may be, New Zealand Dollars, in relation to the Return of Cash. The precise timing of the execution of such foreign exchange contracts will be determined by reference to the then prevailing liquidity in the relevant currency markets
Extraordinary General Meeting or EGM	the extraordinary general meeting of the Company to be held at 4 Broadgate, London EC2M 2DA at 9.00am (London time) (and which will be simultaneously broadcast to The Wesley Conference Centre, 220 Pitt Street, Sydney, as a satellite meeting, at 6.00pm (Sydney time) on 31 August 2006) or any adjournment thereof, notice of which is set out at the end of this Circular

Group	Henderson Group plc and its subsidiary undertakings
Henderson Employee Share Ownership Plan	the Henderson Employee Share Ownership Plan adopted on 21 March 2005
Henderson Global Investors Deferred Equity Plan	the Henderson Global Investors Deferred Equity Plan adopted on 18 February 2000
Henderson Group	Henderson Group plc
Henderson Long Term Incentive Plan	the Henderson Long Term Incentive Plan adopted on 28 October 2003
Henderson Share Incentive Plan	the Henderson Share Incentive Plan adopted on 10 June 2004
Henderson Sharesave Scheme	the Henderson Sharesave Scheme adopted on 28 October 2003
JPMorgan Cazenove	JPMorgan Cazenove Limited
London Stock Exchange or LSE	London Stock Exchange plc
member account ID	the identification code or number attached to any member account in CREST
Ordinary Shares	the ordinary shares of 10 pence each in the capital of Henderson Group plc
Proxy Form	*the form of proxy for use by Shareholders in connection with the EGM entitled "Proxy Form"*
Record Date	5.00pm (London time) on 13 October 2006 (or such later time and date as the Directors of Henderson Group may determine)
Remuneration Committee	the remuneration committee of the Board
Return of Cash Price	78 pence per Ordinary Share
Shareholders	holders of Ordinary Shares and, where appropriate, holders of CDIs
UBS	UBS Limited
UK or United Kingdom	the United Kingdom of Great Britain and Northern Ireland
Voting Instruction Form	the voting instruction form for use by CDI Holders in connection with the EGM, entitled "Voting Instruction Form"

PART 7 – NOTICE OF EXTRAORDINARY GENERAL MEETING

Henderson Group plc (the Company)
Registered in England and Wales with Company Number 2072534

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at 4 Broadgate, London, EC2M 2DA at 9.00am (London time) on 31 August 2006 and simultaneously broadcast to The Wesley Conference Centre, 220 Pitt Street, Sydney, NSW, Australia, as a satellite meeting, at 6.00pm (Sydney time) on 31 August 2006, to consider and, if thought fit, pass the following resolution which will be proposed as a special resolution:

THAT:

(a) the share premium account of the Company be reduced by an amount equal to 68 pence multiplied by the number of Cancellation Ordinary Shares (as defined below) less any shares which are held by the Company as treasury shares; and

(b) the authorised and issued share capital of the Company be reduced by the cancellation of 22 out of every 100 Ordinary Shares of 10 pence each in the capital of the Company (the Ordinary Shares) in issue at the close of business on the last business day preceding the date on which the Court shall confirm the cancellation (such Ordinary Shares as will be so cancelled being referred to as the Cancellation Ordinary Shares) on the basis that, subject to paragraphs (i) to (iii) below, 22 out of 100 Ordinary Shares held by each holder of such Cancellation Ordinary Shares at 5.00pm on the day on which such cancellation becomes effective (the Record Date) will be so cancelled (and so in proportion for any greater or lesser number of Ordinary Shares), and on terms that:

  (i) no fraction of an Ordinary Share shall be cancelled and, in calculating the number of Ordinary Shares held by any particular holder of Ordinary Shares which fall to be cancelled as Cancellation Ordinary Shares pursuant to this resolution, the Directors of the Company may (in order to ensure, so far as practicable, that the aggregate number of Cancellation Ordinary Shares is equal to 22% of the Ordinary Shares in issue at the close of business on the last business day preceding the date on which the Court shall confirm the cancellation) round fractions of shares which would otherwise be cancelled either up or down in such manner as they may think fit;

  (ii) any Ordinary Shares held by Computershare Clearing Pty Limited shall not be cancelled on the basis of 22 out of 100 Ordinary Shares, but instead on such basis as shall ensure that the aggregate number of Ordinary Shares cancelled pursuant to this resolution shall be precisely equal to the cancellation of 22% of the Ordinary Shares in issue at the close of business on the last business day preceding the date on which the Court shall confirm the cancellation of the Cancellation Ordinary Shares; and

  (iii) there shall be repaid to each such holder (other than the Company in respect of any shares held as treasury shares) out of the proceeds of the aggregate of the reduction of share premium account pursuant to part (a) of this resolution and of the nominal value of each Cancellation Ordinary Share the sum of 78 pence per Cancellation Ordinary Share held by that holder.

By order of the Board,



Steven O'Brien
General Counsel and Company Secretary

Registered office: 4 Broadgate, London EC2M 2DA
27 July 2006

Note:
Determination of entitlement to attend and vote at the meeting of Henderson Group plc, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, only those members entered in the register of members of Henderson Group plc at 6.00pm (London time) on 29 August 2006, or if this meeting is adjourned, in the register of members 48 hours before the time of any adjournment meeting, shall be entitled to attend and vote at the meeting in respect of the number of Ordinary Shares registered in their name at that time. Changes to entries in the register of members after that time shall be disregarded in determining the rights of any person to attend or vote at the meeting. CDI Holders should read the voting instructions on page 16.

Proxies
All Shareholders entitled to attend and vote are entitled to appoint a proxy or proxies to attend, speak and vote in their place. Shareholders can direct the proxy to vote for or against, or abstain from voting on, the resolution. Alternatively, Shareholders can leave the decision to the proxy on how to vote on the resolution. A proxy need not be a Shareholder of Henderson Group plc. Please see page 15 for further details.

Important information
This document is important. If you have any doubts about the action you should take, please contact your stockbroker or financial adviser.

Voting procedures

If you would like to vote, you may do so either:

- by attending and voting at the meeting on 31 August 2006. If you are a CDI holder and wish to attend the meeting, please read the voting instructions on page 16; or
- by appointing someone as your proxy to attend and vote for you at the meeting. To appoint someone, use either the enclosed Proxy Form/Voting Instruction Form or go to the Henderson Group website at **www.henderson.com** to appoint someone online. Instructions about how to fill out the form are set out on the back of the Proxy Form/Voting Instruction Form.

There are different voting procedures depending on whether you hold your shares on the LSE or if you have CDIs quoted on the ASX. Please read the voting instructions on pages 15 and 16 carefully to ensure you are aware of the arrangements appropriate for you.

Your Proxy Form or CDI Voting Instruction Form (either online or by paper) needs to be lodged so that it reaches Henderson Group Share Registry by the time and date specified on your form.

The Directors consider the proposed resolution to be in the best interests of Henderson Group and the Shareholders as a whole and recommend that you vote FOR the resolution at the EGM.

Voting information for Shareholders other than CDI Holders

Who may vote at the meeting?

Only those members entered in the register of members of Henderson Group at 6.00pm (London time) on 29 August 2006 or if this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting, shall be entitled to attend and vote at the meeting in respect of the number of Ordinary Shares registered in their name at that time. Changes to entries in the register of members after that time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

How may you vote at the meeting?

You may attend the meeting in person or appoint either one or more people as proxies (who need not be a member of Henderson Group) to attend and vote on your behalf. If you wish to appoint more than one proxy, please copy the enclosed Proxy Form.

Who can be a proxy?

You may appoint anyone as your proxy, including the Chairman of the meeting. A proxy need not be a Shareholder of Henderson Group.

What happens if you appoint more than one proxy?

If you appoint more than one proxy, then on each Proxy Form you must specify the number of shares for which each proxy is appointed. If you appoint more than one proxy, then none of them is entitled to vote on a show of hands at the meeting – they may vote only on a poll taken on a proposed resolution.

Where do you send your Proxy Form?

You may send your completed Proxy Form:

- by mail to the Henderson Group Share Registry, using the enclosed reply-paid envelope or by posting it to: Henderson Group Share Registry, The Pavilions, Bridgwater Road, Bristol BS13 8FB, England;
- electronically by accessing the Henderson Group Share Registry via the Henderson Group website at **www.henderson.com**. To use this facility, you will need your unique PIN and your Shareholder Reference Number. These numbers are shown on your Proxy Form. You will be taken to have signed the Proxy Form if you lodge it in accordance with the instructions on the website; or
- by CREST message. If you are a CREST system user (including a CREST personal member), you can appoint one or more proxies or give an instruction to a proxy by having an appropriate CREST message transmitted. To appoint a proxy or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, the CREST message must be received by Computershare (ID number 3RA50) not later than 48 hours before the time appointed for holding the meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which Computershare is able to retrieve the message. CREST personal members or other CREST sponsored members should contact their CREST sponsor for assistance with appointing proxies via CREST. For further information on CREST procedures, limitations and systems timings, please refer to the CREST manual. Henderson Group may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

What is the due date for appointing your proxy?

To appoint a proxy, you will need to make sure the Henderson Group Share Registry receives your completed Proxy Form (and any necessary supporting documents) by 9.00am (London time) on 29 August 2006. If your Proxy Form (and any supporting document) is not received by then, your proxy appointment will not be effective.

What if a proxy is appointed under a power of attorney or other authority?

If the Proxy Form is signed under a power of attorney or other authority on behalf of a Shareholder, then the attorney must make sure that either the original power of attorney or other authority, or a certified copy, is sent to Henderson Group's Share Registry so as to arrive no later than 9.00am (London time) on 29 August 2006 unless it has previously been lodged with Henderson Group's Registrars.

A Proxy Form cannot be submitted through the Henderson Group website if it is completed under a power of attorney or similar authority.

How does a Shareholder that is a company execute the Proxy Form?

If the Shareholder executing the Proxy Form is a company, then it must execute the Proxy Form in one of the following ways:

- by having two directors or a director and a secretary of the company sign the Proxy Form;
- if the company has one director who is also the secretary of the company (or the company does not have a secretary), by having that director sign it;
- by having a duly authorised officer or attorney sign the Proxy Form (in which case the Shareholder must send with the Proxy Form the original, or a certified copy, of the document authorising the attorney or representative); or
- if the company has a common seal, by affixing the common seal in accordance with the company's constitution.

Does a proxy have to vote?

A proxy may decide whether or not to vote on any motion.

How is a proxy to vote?

If the Shareholder appointing the proxy:

- directs the proxy how to vote on an item of business, then the proxy may only vote on that item in the way the Shareholder directed; or
- does not direct the proxy how to vote on an item of business, then the proxy may vote as he or she thinks fit on that item. Your proxy will also have discretion to vote as they see fit on any other business which may properly come before the meeting including amendments to the resolution, and at any adjourned meeting.

How will the Chairman vote as proxy if the Shareholder has not directed the Chairman how to vote?

If a Shareholder appoints the Chairman of the meeting as proxy and does not direct the Chairman how to vote on an item of business, then when the Chairman votes as proxy for that Shareholder on a poll, he intends to vote in favour of the proposed resolution.

Voting information for CDI Holders

Who may vote at the meeting?

Only those CDI Holders entered in the register of CDI Holders of Henderson Group at 6.00pm (Sydney time) on 29 August 2006, or if this meeting is adjourned, in the register of CDI Holders 48 hours before the time of any adjourned meeting, shall be entitled to provide voting instructions to CHESS Depositary Nominees Pty Limited (**CDN**) in respect of the number of CDIs registered in their name at that time. Changes to entries in the register of CDI Holders after that time shall be disregarded in determining the rights of any CDI Holders to provide voting instructions to CDN in regard to the meeting.

How may you exercise your voting rights?

By completing and submitting the Voting Instruction Form, you may either:

- direct CDN how it should vote on the resolution in respect of your CDIs; or
- if you wish to attend the meeting (or want someone else to attend on your behalf), instruct CDN to appoint you or your representative as proxy to vote in respect of your CDIs.

Who can be a proxy?

You may instruct CDN to appoint yourself or any other person (including the Chairman) as its proxy in respect of your CDIs. A proxy need not be a Shareholder of Henderson Group.

Where do you send your Voting Instruction Form?

You may send your completed Voting Instruction Form:

- By mail to the Henderson Group Share Registry, using the enclosed reply-paid envelope or by posting it to:
  Australia: GPO Box 4578, Melbourne, VIC 8060;
  or New Zealand: Private Bag 92119, Auckland 1020.
- By facsimile Australia: 03 9473 2118;
  or New Zealand: 09 488 8787.
- Electronically by accessing the Henderson Group Share Registry via the Henderson Group website at **www.henderson.com**.

To use this facility, you will need your Security Holder Reference Number which is shown on your Voting Instruction Form. You will be taken to have signed the Voting Instruction Form if you lodge it in accordance with the instructions on the website.

What is the due date for instructing CDN to vote on your behalf?

To instruct CDN to vote on your behalf, you will need to make sure that the Henderson Group Share Registry receives your completed Voting Instruction Form (and any necessary supporting documents) by 6.00pm (Sydney time) on 25 August 2006. If your Voting Instruction Form (and any supporting document) is not received by then, your voting instruction will not be effective.

What is the due date for instructing CDN to appoint a proxy on your behalf?

To instruct CDN to appoint a proxy, you will need to make sure that the Henderson Group Share Registry receives your completed Voting Instruction Form (and any necessary supporting documents) by 6.00pm (Sydney time) on 29 August 2006. If your Voting Instruction Form (and any supporting document) is not received by then, your proxy appointment will not be effective.

What if a Voting Instruction Form is completed under a power of attorney or other authority?

If the Voting Instruction Form is signed under a power of attorney on behalf of a CDI Holder, then the attorney must make sure that either the original power of attorney or other authority, or a certified copy, is sent to Henderson Group's Share Registry so as to arrive by the relevant date specified on the form unless it has previously been lodged with Henderson Group's Registrars. A Voting Instruction Form cannot be submitted through Henderson Group's website if it is completed under a power of attorney or similar authority.

How does a CDI Holder that is a company execute the Voting Instruction Form?

If the CDI Holder executing the Voting Instruction Form is a company, then it must execute the Voting Instruction Form in one of the following ways:

- by having two directors or a director and a secretary of the company sign the Voting Instruction Form;
- if the company has one director who is also the secretary of the company (or the company does not have a secretary), by having that director sign it;
- by having a duly authorised officer or attorney sign the Voting Instruction Form (in which case the CDI Holder must send with the Voting Instruction Form the original, or a certified copy, of the document authorising the attorney or representative); or
- if the company has a common seal, by affixing the common seal in accordance with the company's constitution.

Does a proxy have to vote?

A proxy may decide whether or not to vote on any motion.

How is a proxy to vote?

If the Voting Instruction Form:

- directs the proxy how to vote on an item of business, then the proxy may only vote on that item in the way the CDI Holder directed; or
- does not direct the proxy how to vote on an item of business, then the proxy may vote as he or she thinks fit on that item.

How will the Chairman vote as proxy if he has not been directed how to vote?

If a CDI Holder instructs CDN to appoint the Chairman of the meeting as proxy and does not direct the Chairman how to vote on an item of business, then when the Chairman votes as proxy on a poll, he intends to vote in favour of the proposed resolution.

MEETING LOCATIONS

More information on how to find the meeting locations and transport links is available online – visit **www.henderson.com**



City Road
Wilson Street
Clifton Street
Appold Street
Sun Street
Liverpool Street
Henderson Group plc
4 Broadgate
London EC2M 2DA
Broadgate
Eldon Street
Liverpool Street
Blomfield Street
Moorgate
Moorgate
Finsbury Circus
Bishopsgate
London Wall



King Street
Pitt Street Mall
Castlereagh Street
Elizabeth Street
Market Street
St James
Queen Victoria Building
George Street
Pitt Street
Wesley Conference Centre
220 Pitt Street
Sydney
Park Street
Town Hall

Henderson Group plc

For shareholder queries please contact the Henderson Group Share Registry

Australia
GPO Box 4578
Melbourne Victoria 8060
Phone: 1300 137 981
+ 61 (0) 3 9415 4081
Fax: + 61 (0) 3 9473 2500
Email: henderson@computershare.com.au

United Kingdom
PO Box 82 The Pavilions
Bridgwater Road
Bristol BS99 7NH
Phone: 0800 073 3916
Fax: 0870 703 6119
Email: web.queries@computershare.co.uk

New Zealand
Private Bag 92119
Auckland 1020
Phone: 0800 888 017
Fax: 09 488 8787
Email: henderson@computershare.com.au

Website
www.henderson.com

Registered office
4 Broadgate, London EC2M 2DA



RECEIVED
2006 AUG 24 P 12:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Shareholder Circular released

27 July 2006

Henderson Group today released a circular setting out details of its Proposed Return of Cash to Shareholders and Notice of Extraordinary General Meeting (the "Circular"). Henderson Group proposes to return approximately £200 million surplus capital to Shareholders through the Return of Cash proposal.

Circular

The Circular contains the formal notice of meeting for the Extraordinary General Meeting (EGM) and provides detailed information on the proposed Return of Cash. The Circular is available on the Henderson Group website, www.henderson.com, and will be sent to Shareholders, along with their personalised voting instruction or proxy form, in the last week of July 2006.

Copies of the Circular have also been submitted to the UK Listing Authority and are available for inspection at the Document Viewing Facility, which is situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS.

EGM

The EGM will be held at 9.00am on 31 August 2006 in London and will be simultaneously broadcast (6.00 pm Sydney time) as a satellite meeting to a venue in Sydney, where Shareholders can attend and vote in person. Shareholders will also be able to listen to the meeting via audiocast on the website www.henderson.com.

Shareholders will be asked to vote on the Return of Cash proposal. Under this proposal, Shareholders will receive cash in exchange for the cancellation of 22 out of every 100 shares they own on the Record Date (currently expected to be 13 October 2006) at 78 pence per share (or the A$ or NZ$ equivalent). This price was the average of the closing price for Henderson Group's shares on the London Stock Exchange on the five business days ended 17 July 2006.

For the proposed Return of Cash to proceed, it requires both Shareholder and UK Court approval. To be approved at the EGM, the Return of Cash resolution requires at least 75% of the votes cast to be in favour.

The Board unanimously recommends that Shareholders vote in favour.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534 ABN 30 106 988 836

Notes to editors

- The Circular is available today electronically from the Henderson Group website www.henderson.com. Printed and bound copies will be sent to Shareholders by the end of July 2006. Shareholders are advised to read the Circular in its entirety.
- The EGM will be held on 31 August 2006 at 9.00am in London at 4 Broadgate, London EC2M 2DA and broadcast as a satellite meeting at 6.00pm on the same day in Sydney at The Wesley Conference Centre, 220 Pitt Street, Sydney NSW 2000.
- In this announcement, the term "Shareholders" refers to all holders of Henderson Group plc shares – including those whose holdings are in the form of CHESS Depositary Interests (CDIs) on the Australian Stock Exchange.
- All words and expressions used in the Circular have, unless the context requires otherwise, the same meaning in this announcement.

Further information
www.henderson.com or

Investor enquiries
Mav Wynn
Henderson Group Head of Investor Relations +44 20 7818 5135
investor.relations@henderson.com

Media enquiries
United Kingdom – Finsbury
Andrew Mitchell +44 20 7251 3801
Australia – Cannings
Gloria Barton +61 2 9252 0622